[TVI Corporation letterhead]

February 1, 2007

VIA EDGAR

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0408

Re:	TVI Corporation (“TVI”)

File No. 000-10449

Form 10-K: For the Year Ended December 31, 2005

Form 10-Q: For the Quarterly Period Ended September 30, 2006

Form 8-K furnished on January 19, 2006

Dear Mr. Fay:

This letter responds to comments received from the staff by letter dated January 18, 2007 with respect to the above-referenced filings. As requested, we have either provided additional explanation responsive to the comments on a supplemental basis or have agreed to include additional information in our subsequently filed Exchange Act reports. We hope you find our responses to be both helpful and complete.

In order to assist you in your review of our responses, we have set forth below each of the staff’s comments followed by our response. This response letter has been filed via EDGAR, tagged as “CORRESP.” The attachments to this letter have not been provided via EDGAR. Instead, we are delivering an original of this letter, together with the attachments, by hand.

In order to assist you in your review of our responses, we have set forth below each of the staff’s comments followed by our response.

Form 10-K: For the Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 19

1.	We have reviewed your response to our prior comment number 2. However, we do not believe that you have fully addressed the concerns raised in our prior comment. You state in your response that you view Thermal Products and Shelter offerings as one group of similar products and services that do not meet the requirements for individual product revenue disclosures. While we have not objected to the treatment of these two groups of products as a single segment, we

Michael Fay, Branch Chief

February 1, 2007

note that an individual product type or service type is often times more narrowly defined than a segment. In this regard, it would appear that your Shelter offerings and/or Thermal Product groups may each consist of more than one product type for which revenues should be disclosed in the notes to the financial statements in accordance with paragraph 37 of SFAS No. 131. The significant number of products which you offer appears to be evidenced by the number of product offerings discussed throughout your filing and on your website. Furthermore, we believe that your disclosure throughout the MD&A sections of your filings on Form 10-Q subsequent to fiscal year 2005, which indicate that changes in product mix or expected product mix have impacted gross margin, and more significantly, your inventory balance and inventory turnover rate, may substantiate the need for disclosure of revenues by product type in both MD&A and the notes to your financial statements. Based on the aforementioned factors, we believe you should report/disclose revenues from external customers for each product and service or each group of similar products and services in both the Notes and MD&A of your future filings. Please provide a sample of your proposed expanded disclosure with your response.

Response: As noted in its December 22, 2006 response letter, TVI will group its product and service offerings into the following three segments for purposes of future financial reporting disclosures: Shelter and Related Product Lines; Personal Protection Equipment (PAPRs and filters); and the rental equipment business of Signature Special Event Services (“SSES”). Although TVI offers a variety of line item products and services within these segments, TVI believes that each of these segments constitute a group of “similar products and services” within the meaning of paragraph 37 of SFAS No. 131. For instance, with respect to TVI’s thermal and shelter products, all products are produced within the same facility, designed by the same research and development group, manufactured and handled by the same operations group and are based on a combination of essentially the same rigid frame and/or fabric materials components. Given the similarities in design, production, manufacture, handling and component structure, TVI believes that disclosing revenues by subgroup of products within its proposed three reporting segments is neither meaningful nor required. As noted below in response to comment no. 2, in future filings TVI will provide enhanced qualitative disclosures that explain the underlying reasons for changes in product mix, production levels, levels of demand, and material estimates within its operating segments as required to provide investors with an understanding of TVI’s results of operations, financial condition and liquidity.

2.	We have reviewed your response to our prior comment numbers 3 and 12. Please confirm that your MD&A disclosures in future filings will be enhanced by similar qualitative disclosures that explain the underlying reasons for changes in product mix, production levels, levels of demand, material estimates (e.g., warranty reserve), inventory balances, and other factors impacting material balances in the financial statements.

Michael Fay, Branch Chief

February 1, 2007

Response: TVI confirms that future filings will be enhanced by qualitative disclosures that explain the underlying reasons for changes in product mix, production levels, levels of demand, material estimates (e.g., warranty reserve), inventory balances, and other factors impacting material balances in the financial statements.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

3. Acquisitions and Contingent Consideration, page 38

3.	We have reviewed your response to our prior comment number 7. However, you have not adequately explained why the additional earnout consideration (payable to Dale Kline and Hans Hauser if certain target earnings thresholds are achieved) should be recorded as goodwill (i.e., an adjustment to purchase price), as opposed to compensation expense. Pursuant to EITF 95-8, a contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is compensation for post-combination services. Consequently, provide us a detailed and comprehensive analysis of each factor contained in EITF 95-8 to support your accounting. In addition, your response should specifically explain to us why Dale Kline and Hans Hauser would be required to continue to provide services through the earnout period in order to receive the additional contingent consideration, if such consideration is not a form of compensation for the services provided over such period. Furthermore, if you continue to believe that treatment of the potential earnout consideration as goodwill would be appropriate because the initial consideration paid for the acquisition of STI is at the low end of the valuation range established for STI, please a) tell us the valuation range determined for STI and b) provide us with a detailed analysis supporting your valuation range.

Response: As noted in our prior response, the Company has not paid nor is it liable for any earnout consideration to the selling stockholders of STI for the period ended June 30, 2006. Upon reconsideration in light of the Staff’s comments, TVI intends to treat any earnout consideration that becomes payable in 2007 as compensation expense and will prospectively disclose this anticipated accounting treatment in earnout consideration.

Michael Fay, Branch Chief

February 1, 2007

Form 10-Q: For the Quarterly Period Ended September 30, 2006

Liquidity and Capital Resources, page 17

4.	Refer to prior comment 12. We do not believe that your response adequately demonstrates why your inventory is properly stated at the lower of cost or market. Accordingly, please provide us both the analysis that you used to establish an inventory reserve at September 30, 2006 and the accompanying slow moving inventory report. In addition, quantify for us and highlight the specific September 30, 2006 inventory that has been sold subsequently for cash. With regard to these subsequent sales, further identify any inventory that was sold for a loss.

Response: Included in Attachment 1 is TVI’s analysis used at September 30, 2006 to establish its inventory reserve. Included in Attachment 2 is the accompanying slow moving inventory report.

TVI’s analyzes its inventory reserve on a quarterly basis in accordance with the following policy:

•	The inventory control manager determines which items are obsolete based on input from production and engineering. Obsolete items represent items that are no longer used in a saleable product.

•	Accounting prepares the slow moving and obsolete inventory report (Attachment 1). Quantities are tracked for five consecutive quarters.

•	Accounting produces a report of inventory items with no movement for 365 days (Attachment 2). This report is compared to the prior slow moving inventory list and new items are added.

•	A 50% reserve is calculated on all slow moving items whose quantity has reduced less than 50% year over year.

•	A 100% reserve is calculated on all items identified as obsolete.

•	Items remain on the slow moving/obsolete inventory listing and are included in the reserve calculation unless it is determined by executive management that they should be removed.

The reserve recorded at September 30, 2006 was calculated in accordance with the foregoing inventory reserve policy.

With respect to the Staff’s request for detail of the specific September 30, 2006 inventory that has been sold subsequently for cash, please note that TVI does not track inventory in this manner and is unable to produce such a report without undue hardship and expense. TVI tracks inactivity in its inventory quarterly on a rolling retrospective 365 day basis, consistent with administering its inventory reserve policy. TVI believes that analyzing subsequent sales of inventory is not relevant for establishing reserves for inventory for a date prior to the occurrence of such sales.

Michael Fay, Branch Chief

February 1, 2007

Pursuant to Securities Exchange Act Rule 12b-4, TVI requests that Attachments 1 and 2 be returned to the company when the staff’s review is complete.

5.	We have reviewed the September 30, 2006 accounts receivable aging schedule, which you provided in response to our prior comment number 14. However, we note that the total of the accounts receivable balances included on the aging schedule does not agree to the accounts receivable balance disclosed on your balance sheet as of September 30, 2006. As such, please reconcile between the accounts receivable balance per your aging schedule and that which was presented on your balance sheet or provide us with a revised aging schedule.

Response: The accounts receivable aging sent to you as Attachment 2 of our December 22nd response letter inadvertently excluded the accounts receivable aging for TVI’s wholly-owned subsidiary, Safety Tech International, Inc. (“STI”). The September 30, 2006 accounts receivable aging for STI is included as Attachment 3 to this response. The two agings reconcile to the Company’s September 30, 2006 balance sheet as follows:

Accounts receivable per aging schedules:
TVI	$6,436,402
STI	1,556,338
Other receivables	61,737
Less allowance for doubtful accounts	(92,326)

Accounts receivable, net	$7,962,151

Pursuant to Securities Exchange Act Rule 12b-4, TVI requests that Attachment 3 be returned to the company when the staff’s review is complete.

6.	We note that you had approximately $568,000 in account receivable balances that were greater than 90 days past due at September 30, 2006. Per your accounts receivable aging as of December 18, 2006, it appears that several of the balances that were greater than 90 days past due at September 30, 2006 remained outstanding at December 18, 2006.

In addition, we note that as of December 31, 2005, your allowance for doubtful accounts balance was only $175,000. Per your response to our prior comment number 14, it appears that you only recorded additional bad debt expense of $15,000 during the nine months ended September 30, 2006. Given i) the total amount of the account receivable balances which were greater than 90 days past due at September 30, 2006 (and remained uncollected as of December 18, 2006) and ii) your general customer payment terms of Net 30 days, it appears that your allowance for doubtful accounts balance as of

Michael Fay, Branch Chief

February 1, 2007

September 30, 2006 may be significantly understated. As such, please revise your allowance for doubtful accounts balance as of September 30, 2006 or explain to us in detail why you believe that your allowance for doubtful accounts balance is adequate. To the extent that you continue to believe that your allowance for doubtful accounts balance is adequate, please provide the following information in your response:

•	An explanation of how your accounting treatment for long-outstanding accounts receivable balances is in accordance with your accounting policy of recognizing allowances for doubtful accounts a) based on the length of time the receivables are outstanding or b) when a customer’s ability to meet its financial obligations is impaired.

•	A detailed analysis of all accounts receivable balances written off both during the nine-month period ended September 30, 2006 and from September 30, 2006 through the date of your response.

•	An explanation as to why you believe that your accounts that are currently greater than 90 days past due remain collectible, including a discussion of the reason why any significant accounts have not been paid (e.g. customer financial difficulties, disputes, etc.).

In addition, please i) provide an updated accounts receivable aging schedule as of a date that its near the date of your response and ii) reconcile the schedule to the nearest balance sheet date.

Response: Included in Attachment 4 to this response is TVI’s accounts receivable aging as of January 26, 2007. Included in Attachment 5 to this response is STI’s accounts receivable aging as of January 26, 2007. These agings reconcile to the September 30, 2006 balance sheet as follows:

Accounts receivable per agings at September 30, 2006:	$7,992,740
Add sales from October 1, 2006 through January 26, 2007	9,663,341
Subtract collections from October 1, 2006 through January 26, 2007	(10,749,115)

Accounts receivable, net at January 26, 2007	$6,906,966

TVI believes that its allowance for doubtful accounts balance at September 30, 2006 is adequate for the following reasons:

•	The $568,000 of accounts receivable (TVI only) over 90 days past due at September 30, 2006 consists of the following:

Michael Fay, Branch Chief

February 1, 2007

•	$303,000 relates to the Global Protection, LLC receivable, which is discussed further in response to comment 7 below,

•	$214,000 represents receivables collected subsequent to September 30, 2006, and

•	$51,000 remains uncollected.

•	For the nine-month period ended September 30, 2006, TVI wrote-off $16,515 of accounts receivable. For the period from October 1, 2006 through January 26, 2007, TVI has not written-off any accounts receivable.

•	TVI’s policy of recognizing allowances for doubtful accounts is based on a combination of one or more of the following factors:

•	Length of time the receivables have been outstanding

•	Any disputes that may exist regarding the receivable amount or product sold

•	A customer’s repayment history

•	A customer’s financial ability to repay the receivable

•	TVI has customers that do not meet the general payment terms of Net 30 days for the following reasons, which generally have little effect on the ultimate collection of the receivable:

•	Government entities are historically slower to pay

•	TVI has not submitted its invoice to the proper individual at our customer

•	Disputes over freight charges will hold up payment of an invoice.

Pursuant to Securities Exchange Act Rule 12b-4, TVI requests that Attachments 4 and 5 be returned to the company when the staff’s review is complete.

7.	Based upon your response to our prior comment number 14, it appears that you have not reserved for the Global Protection, LLC’s accounts receivable balance as you believe that you will prevail in litigation that has been initiated against this customer. Furthermore, we note that Global Protection, LLC’s accounts receivable balance has been more than 120 days past due since September 30, 2006. We do not consider the belief that you will be successful in your litigation against Global Protection, LLC to be evidence of the collectibility of Global Protection, LLC’s accounts receivable balance. More specifically, it appears that your litigation against Global Protection, LLC may reflect the uncollectibility of the customer’s accounts receivable balance through the ordinary course of business, while any recovery of the balance sought through litigation may be representative of a contingent gain. In this regard, please provide the following information with regard to your receivable from Global Protection, LLC:

Michael Fay, Branch Chief

February 1, 2007

•	The earliest date when the full receivable balance of $302,991.77 was reflected in your financial statements.

•	The reason the balance has not been collected as of December 18, 2006, including the nature of your litigation/dispute.

•	The date or quarterly reporting period when litigation was initiated against Global Protection, LLC.

In addition, we believe that the full Global Protection, LLC accounts receivable balance should be reserved, to the extent that litigation appears to be the only means of collecting the balance. Furthermore, we note that in accordance with paragraph 17(a) of SFAS No. 5, contingencies that might result in gains usually are not reflected in the financial statements, since to do so might be to recognize revenue prior to realization. As such, we do not believe that you should recognize a contingent gain related to the aforementioned receivable balance unless there is prevailing evidence of its realization.

Response: The receivable balance of approximately $303,000 was recorded in TVI’s financial statements on September 30, 2005. The outstanding amounts relate to a sale of products by TVI to Global Protection, LLC (including its successors, “Global”) (“TVI Sale”) for a corresponding sale by Global to Global’s customer in connection with the customer’s response to Hurricane Katrina. Global subsequently sought to return a portion of the products purchased under the TVI Sale although the products had been used. TVI refused to accept the return, however, TVI agreed to evaluate and, if requested by Global, refurbish the products. In approximately March 2006, Global refused to accept TVI’s return of the products to Global. TVI and Global have continued to pursue settlement since that time.

To prompt settlement, TVI filed its initial complaint in June 2006 for collection (“Dispute”) which complaint was procedurally insufficient; TVI filed an amended complaint in August 2006. At this time, TVI recorded a specific reserve of approximately $30,000 against the Global receivable balance relating to the TVI Sale. TVI determined this amount to be appropriate based on the strong merits of the case and the fact that TVI sued for both damages in the amount of $303,000 plus costs (including attorneys fees) based on the express provisions of a distributor agreement governing the TVI Sale (i.e., TVI is entitled to recover collection costs in addition to amounts owed to TVI by express contract right).

In October 2006, Global motioned for dismissal of the Dispute based on lack of personal jurisdiction. Until this motion, Global appeared to commit little to no effort toward the Dispute. Accordingly, until this point, TVI believed that Global intended to pursue a rapid settlement without pursuing the litigation. TVI believes that it is highly unlikely that Global will prevail in its motion to dismiss. Discovery has not yet begun, but is likely to begin in approximately April 2007.

Michael Fay, Branch Chief

February 1, 2007

Until and unless facts arise in discovery that weaken TVI’s case regarding the Dispute, TVI believes that the Dispute is a straight forward collection matter.

Since October 2006, TVI has offset approximately $42,000 in amounts that it separately owes to Global for unrelated purchases made by TVI, through its STI subsidiary, from Global. TVI and Global continue to pursue settlement. TVI believes that the Dispute exists because Global seeks to mitigate a certain level of its losses in connection with the TVI Sale by receiving from TVI a discount on the sale by virtue of the Dispute. For this reason, among others, TVI anticipates that the Dispute will settle based on ongoing discussions with Global and the likelihood that neither party will wish to pursue the Dispute through discovery.

TVI does not believe Global to be a credit risk. To TVI’s knowledge, Global continues to conduct business in the ordinary course. In fact, as noted above, TVI, through its subsidiary STI, continues to conduct business with Global.

At this time, TVI believes that, as of September 30, 2006, it had recorded an appropriate reserve for the Global receivable balance. In accordance with SFAS No. 5, TVI believes that as of September 30, 2006 and through the date of this letter, a material loss on this case is neither probable nor estimable. If the Dispute continues to discovery or if facts otherwise arise that undercut the merits of TVI’s position in the Dispute, TVI intends to reassess the appropriateness of its reserve.

With respect to the Staff’s comments regarding paragraph 17(a) of SFAS No. 5, TVI believes that it is not applicable in this situation.

Form 8-K furnished on January 19, 2006

Exhibit 99.4 – Unaudited Pro Forma Condensed Financial Information

8.	We have reviewed your response to our prior comment number 16. However, given that you have provided unaudited pro forma condensed financial information as of September 30, 2005, for the year ended December 31, 2004, and for the nine month period ended September 30, 2005, we are still unclear as to which pro forma period’s financial information would be derived from STI’s income statement information for the three months ended September 30, 2003. As such, please clarify how the income statement information for the three months ended September 30, 2003 is relevant to any of the pro forma financial statement periods presented.

Response: The pro forma income statement for the year ended December 31, 2004, was prepared by combining the audited income statement of TVI for the

Michael Fay, Branch Chief

February 1, 2007

year ended December 31, 2004 with the unaudited income statement of STI for the twelve months ended September 30, 2004. In accordance with Rule 11-02(c), if the most recent fiscal year of any other entity represented in the pro forma financial information differs from the registrant’s most recent fiscal year by more than 93 days, the other entity’s income statement must be adjusted to within 93 days of the registrant’s fiscal year by adding and deducting corresponding interim periods. Since STI’s fiscal year ended on June 30, 2004, its income statement was adjusted to the twelve months ended September 30, 2004 (within 93 days of TVI’s fiscal year end) as follows: (1) starting with the fiscal year ended June 30, 2004, (2) adding the three months ended September 30, 2004, and (3) subtracting the three months ended September 30, 2003.

Michael Fay, Branch Chief

February 1, 2007

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We hope the foregoing has adequately responded to your inquiries regarding three referenced filings and TVI’s intended prospective disclosure policies and plans. Should you have any additional questions or comments, please feel free to contact the undersigned at 301-352-8800, extension 248 or Sean R. Hunt, Company General Counsel, at 301-352-8800, extension 215.

Sincerely,

/s/ George J. Roberts
George J. Roberts, Senior Vice President and Chief Financial Officer

cc:	D. Scott Freed

William E. Williams

Attachments